

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2010

Richard J. Wrensen
Chairman and Chief Executive Officer
Eastern Light Capital, Inc.
100 Pine Street, Suite 560
San Francisco, CA 94111

Re: Eastern Light Capital, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed October 7, 2010
File No. 001-12941

Dear Mr. Wrensen:

We have reviewed your filing and have the following comment. Please respond to this letter within ten business days by amending your filing or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

General

1. As you know, we are reviewing your Form 10-K for the fiscal year ended December 31, 2009, and have issued comments in connection with that review. Please note that we will not be in a position to clear your Proxy Statement on Schedule 14A until you have resolved all comments raised on the Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sandra B. Hunter at (202) 551-3758 with any questions.

Sincerely,

Tom Kluck
Branch Chief